[redacted]

09046464

RECEIVED

2008 JUL -7 A 10: 24

SONIC HEALTHCARE LIMITED

082-35730

Exemption File Number 82-35730

SUPPL

1 July 2009

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of June 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

Enclosures

TABLE OF CONTENTS
JUNE 2009

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)	
DATE	**DOCUMENT**
29 June 2009	Assumption Deed Relating to Class Order
25 June 2009	Appendix 3B

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE (ASX)	
DATE	**ANNOUNCEMENT**
25 June 2009	Appendix 3B

Assumption deed

Class Order [CO 98/1418] — Wholly-owned entities

ASSUMPTION DEED made 26 JUNE 2009

BETWEEN:

(1) Sonic Healthcare Limited ACN 004 196 909 of 14 Giffnock Avenue, Macquarie Park NSW 2113 (the "Holding Entity");

(2) Sonic Healthcare Limited ACN 004 196 909 of 14 Giffnock Avenue, Macquarie Park NSW 2113 (the "Trustee");

(3) SKG Radiology Pty Ltd ACN 097 093 448 of 14 Giffnock Avenue, Macquarie Park NSW 2113;

(4) Subilabs Pty Ltd ACN 008 811 185 of 14 Giffnock Avenue, Macquarie Park NSW 2113 (the "Entities").

RECITALS:

(a) The Entities wish to be joined as parties to the Deed of Cross Guarantee.

(b) This Deed is an Assumption Deed as defined in the Deed of Cross Guarantee.

This Deed witnesses as follows:

1 Interpretation

1.1 Definitions

In this Deed, unless the context otherwise requires:

(1) "Act" means the *Corporations Act 2001*;

(2) "Alternative Trustee" means the company (if any) holding office as alternative trustee under the Deed of Cross Guarantee at the date of this Deed;

(3) "ASIC" means the Australian Securities and Investments Commission;

(4) "Certificate" in relation an Assumption Deed, means one or more certificates in writing addressed to the Entities, each Group Entity covered by the Deed of Cross Guarantee, the Trustee and any Alternative Trustee and to ASIC which together include statements to the following effect:

(a) that the Deed:

(i) is in exactly the same terms as ASIC Pro Forma 27 except for the following:

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

(C) the date has been completed;

(D) the headnote, the headings before the headnote and any editorial notes have been omitted;

(E) in the case where the Deed covers more than one Entity — such variations as are necessary to enable the additional entities to be covered;

(F) in the case where the Deed covers making the trustee of the Deed of Cross Guarantee to which the Assumption Deed relates a member of the Closed Group — such variations as are necessary to enable the Assumption Deed to have that effect;

(b) that, in relation to the execution of the Deed by each party to it that is a company, either:

(i) the Deed appears to be signed in accordance with subsection 127(1) of the Act; or

(ii) the company's common seal appears to have been fixed to the Deed, and the fixing of the seal appears to have been witnessed, in accordance with subsection 127(2) of the Act;

and the provider of the certificate does not know and has no reason to suspect that the Deed has not been duly executed by the company;

(ba) that the provider of the certificate, after having made such inquiries as were reasonable in the circumstances, is of the opinion that the Deed has been duly executed by each party to it that is not a company;

where:

(c) the certificates referred to in paragraphs (a), (b) and (ba) are given by a lawyer who holds a practising certificate;

(5) "Class Orders" means ASIC Class Order [CO 98/1418];

(6) "Deed of Cross Guarantee" means the Deed of Cross Guarantee dated 28 June 2007 entered into between the Group Entities (including the Holding Entity) and the Trustee pursuant to the Class Orders;

(7) "Group Entity" has the same meaning as the term "Group Entity" or "Group Company" (as applicable) in the Deed of Cross Guarantee;

(8) "Holding Entity" has the same meaning as the term "Holding Entity" or "Holding Company" in the Deed of Cross Guarantee;

(9) "lawyer" has the same meaning as in section 9 of the Act;

(10) "Trustee" means the company holding office as trustee under the Deed of Cross Guarantee at the date of this Deed; and

(11) if the Entity comprises two or more entities, this Deed is deemed to have separate operation in respect of each of them.

1.2 Headings

Headings and subheadings in this Deed are for convenience of reference only, and are to be ignored in the interpretation of this Deed.

2 Operation of Deed

This Deed is of no effect until the Holding Entity lodges an original of this Deed with ASIC together with an original of a Certificate relating to this Deed.

3 Assumption

On satisfaction of the condition specified in clause 2:

(i) each Entity is joined to the Deed of Cross Guarantee; and

(ii) each Entity assumes liability under and agrees to be bound by the Deed of Cross Guarantee as if the Entity had on the date of the Deed of Cross Guarantee executed the Deed of Cross Guarantee as a Group Entity.

4 Consent

The Holding Entity, on behalf of itself and all other Group Entities, and the Trustee consent to the joinder of the Entities to the Deed of Cross Guarantee.

5 Law and Jurisdiction

5.1 Governing Law

This deed is governed by the law of and applicable to New South Wales.

5.2 Submission to jurisdiction

The parties agree to submit to the non-exclusive jurisdiction of the courts of New South Wales and any courts which hear appeals from those courts in respect of any proceedings in connection with this Deed.

EXECUTED AS A DEED

EXECUTED by Sonic Healthcare Limited)
ACN 004 196 909:)

....	....
Secretary/~~Director~~	Director
Name (printed): PAUL ALEXANDER	Name (printed): CHRISTOPHER WILKS

EXECUTED by SKG Radiology Pty Ltd ACN 097 093 448:)
)

....

Secretary/~~Director~~
Name (printed): PAUL ALEXANDER

Director
Name (printed): CHRISTOPHER WILKS

EXECUTED by Subilabs Pty Ltd ACN 008 811 185:)
)

....

Secretary/~~Director~~
Name (printed): PAUL ALEXANDER

Director
Name (printed): CHRISTOPHER WILKS

SOLICITOR'S CERTIFICATE

To:

1. Name of Entity	A.C.N.
Sonic Healthcare Limited (Trustee)	004 196 909
Douglass Hanly Moir Pathology Pty Ltd (Alternative Trustee)	003 332 858
Hanly Moir Pathology Pty Ltd	001 878 548
Barratt & Smith Pathology Pty Ltd	069 467 447
Clinpath Laboratories Pty Ltd	008 204 251
Southern Pathology Services Pty Ltd	010 161 494
Lifescreen Australia Pty Ltd	010 372 004
Sonic Medlab Holdings Australia Pty Ltd	074 307 289
Sonic Pathology (Queensland) Pty Limited	077 545 405
Sonic Pathology (Victoria) Pty Ltd	074 307 261
Northern Pathology Pty Ltd	064 739 591
Diagnostic Services Pty Ltd	009 503 100
Melbourne Pathology Pty Ltd	074 699 139
Sullivan Nicolaides Pty Ltd	078 202 196
Sonic Imaging Pty Ltd	094 953 349
IRG Co. Pty Ltd	094 813 466
Castlereagh Co. Pty Ltd	094 813 411
Queensland X-Ray Pty Ltd	094 502 208
Consultant Pathology Services Pty Ltd	009 581 159
Castlereagh Services Pty Ltd	081 236 857
Pacific Medical Imaging Pty Ltd	067 006 704
Paedu Pty Ltd	001 742 043
Sunton Pty Ltd	002 539 380
A.C.N. 094 980 944 Pty Ltd	094 980 944
L&A Services Pty Ltd	010 346 282
Sonic Healthcare Services Pty Limited	100 094 148
Sonic Healthcare International Pty Limited	115 326 031
SKG Radiology Pty Ltd	097 093 448
Subilabs Pty Ltd	008 811 185

at 14 Giffnock Avenue, Macquarie Park NSW 2113; and

2. Australian Securities & Investments Commission, at PO Box 4000, Gippsland Mail Centre Vic 3841:

I, Prashan Duminda Kulasekera, Solicitor NSW, Licence Number 40879, hereby certify:

(a) that the Assumption Deed dated 26 June 2009 ("Deed"):

(i) is in exactly the same terms as ASIC Pro Forma 27 except for the following:

ME_79763943_2 (W2003)

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

(C) the date has been completed;

(D) the headnote, the headings before the headnote and any editorial notes have been omitted;

(E) such variations as are necessary to enable the additional entities to be covered;

(b) that, in relation to the execution of the Deed by each party to it that is a company, the Deed appears to be signed in accordance with subsection 127(1) of the Act and I do not know and have no reason to suspect that the Deed has not been duly executed by these companies; and

(ba) I, after having made such inquiries as were reasonable in the circumstances, am of the opinion that the Deed has been duly executed by each party to it that is not a company.

Prashan Duminda Kulasekera
Solicitor NSW, Licence Number 40879
Dated: 26 JUNE **2009**

Australian Securities &
Investments Commission

Form 389
Corporations Act 2001
340, 341, Class Order 98/1418

Opt–in/change of holding entity notice by wholly–owned entity relieved from financial reporting obligations

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Related Forms
399 Opt–out notice by wholly-owned entity relieved from financial reporting obligations

Company details

Company name
SUBILABS PTY LTD

ACN/ABN
ACN: 008 811 185

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
SONIC HEALTHCARE LIMITED

Contact name/position description
PRASHAN KULASEKERA - ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5324

Postal address or DX address
14 GIFFNOCK AVENUE, MACQUARIE PARK NSW 2113

1. Details of cross–guarantee

(a) The company has taken advantage of relief under Class Order 98/1418 in respect of the financial year ended

30/06/09
[D D] [M M] [Y Y]

(the 'Relevant Financial Year' being the first reliance year).

(b) The company has entered into a deed of cross–guarantee with its holding entity and the other bodies corporate which are listed in (c) (*if any*). Under the deed of cross–guarantee, each body has guaranteed that the debts to each creditor of each other body which is a party to the deed will be paid in full in accordance with the deed.

c) The parties to the deed of cross–guarantee are:

The holding entity:
Name
SONIC HEALTHCARE LIMITED

ACN/ABN
ACN: 004 196 909

1. Continued... Details of cross-guarantee

Members of the closed group (other than the holding entity)*:

Name	ACN/ARBN
See Annexure "A"	

Other members of the extended closed group*:

Name	ACN/ARBN
See Annexure "A"	

*If there are none, state 'none'. If there is insufficient space, an annexure containing the required information should be made in accordance with regulation 1.06 of the Corporations Regulations 2001.

Signature

I certify that the information given on this form is true and complete.

Name

Paul Alexander

Capacity

Company Secretary

Signature

Date signed

26 / 6 / 09

[D D] [M M] [Y Y]

Lodgement

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

ANNEXURE "A"

This is Annexure "A" of 1 page referred to in form 389 "Opt-in/change of holding entity notice by wholly-owned entity relieved from financial reporting obligations."

Paul Alexander
Company Secretary, Subilabs Pty Ltd A.C.N. 008 811 185
Dated: 26 JUNE 2009

Members of the Closed Group (other than the Holding Entity) to the deed of Cross Guarantee dated 28 June 2007 are:

Name of Entity	A.C.N.
Douglass Hanly Moir Pathology Pty Ltd (Alternative Trustee)	003 332 858
Hanly Moir Pathology Pty Ltd	001 878 548
Barratt & Smith Pathology Pty Ltd	069 467 447
Clinpath Laboratories Pty Ltd	008 204 251
Southern Pathology Services Pty Ltd	010 161 494
Lifescreen Australia Pty Ltd	010 372 004
Sonic Medlab Holdings Australia Pty Ltd	074 307 289
Sonic Pathology (Queensland) Pty Limited	077 545 405
Sonic Pathology (Victoria) Pty Ltd	074 307 261
Northern Pathology Pty Ltd	064 739 591
Diagnostic Services Pty Ltd	009 503 100
Melbourne Pathology Pty Ltd	074 699 139
Sullivan Nicolaides Pty Ltd	078 202 196
Sonic Imaging Pty Ltd	094 953 349
IRG Co. Pty Ltd	094 813 466
Castlereagh Co. Pty Ltd	094 813 411
Queensland X-Ray Pty Ltd	094 502 208
Consultant Pathology Services Pty Ltd	009 581 159
Castlereagh Services Pty Ltd	081 236 857
Pacific Medical Imaging Pty Ltd	067 006 704
Paedu Pty Ltd	001 742 043
Sunton Pty Ltd	002 539 380
A.C.N. 094 980 944 Pty Ltd	094 980 944
L&A Services Pty Ltd	010 346 282
Sonic Healthcare Services Pty Limited	100 094 148
Sonic Healthcare International Pty Limited	115 326 031
SKG Radiology Pty Ltd	097 093 448
Subilabs Pty Ltd	008 811 185

The above companies represent a "Closed Group" for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Sonic Healthcare Limited, they also represent the "Extended Closed Group".

Australian Securities &
Investments Commission

Form 389
Corporations Act 2001
340, 341, Class Order 98/1418

Opt–in/change of holding entity notice by wholly–owned entity relieved from financial reporting obligations

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Related Forms
399 Opt–out notice by wholly-owned entity relieved from financial reporting obligations

Company details

Company name
SKG RADIOLOGY PTY LTD

ACN/ABN
ACN: 097 093 448

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
SONIC HEALTHCARE LIMITED

Contact name/position description
PRASHAN KULASEKERA – ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address or DX address
14 GIFFNOCK AVENUE, MACQUARIE PARK NSW 2113

1. Details of cross–guarantee

(a) The company has taken advantage of relief under Class Order 98/1418 in respect of the financial year ended

30/06/09
[D D] [M M] [Y Y]

(the 'Relevant Financial Year' being the first reliance year).

(b) The company has entered into a deed of cross–guarantee with its holding entity and the other bodies corporate which are listed in (c) (*if any*). Under the deed of cross–guarantee, each body has guaranteed that the debts to each creditor of each other body which is a party to the deed will be paid in full in accordance with the deed.

c) The parties to the deed of cross–guarantee are:

The holding entity:
Name
SONIC HEALTHCARE LIMITED

ACN/ABN
ACN: 004 196 909

1. Continued... **Details of cross–guarantee**

Members of the closed group (other than the holding entity)*:

Name	ACN/ARBN
SEE ANNEXURE "A"	

Other members of the extended closed group*:

Name	ACN/ARBN
SEE ANNEXURE "A"	

*If there are none, state 'none'. If there is insufficient space, an annexure containing the required information should be made in accordance with regulation 1.06 of the Corporations Regulations 2001.

Signature

I certify that the information given on this form is true and complete.

Name

PAUL ALEXANDER

Capacity

COMPANY SECRETARY

Signature

[signature]

Date signed

26 / 6 / 09
[D D] [M M] [Y Y]

Lodgement

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

ANNEXURE "A"

This is Annexure "A" of 1 page referred to in form 389 "Opt-in/change of holding entity notice by wholly-owned entity relieved from financial reporting obligations."

Paul Alexander
Company Secretary, SKG Radiology Pty Ltd A.C.N. 097 093 448
Dated: 26 JUNE 2009

Members of the Closed Group (other than the Holding Entity) to the deed of Cross Guarantee dated 28 June 2007 are:

Name of Entity	A.C.N.
Douglass Hanly Moir Pathology Pty Ltd (Alternative Trustee)	003 332 858
Hanly Moir Pathology Pty Ltd	001 878 548
Barratt & Smith Pathology Pty Ltd	069 467 447
Clinpath Laboratories Pty Ltd	008 204 251
Southern Pathology Services Pty Ltd	010 161 494
Lifescreen Australia Pty Ltd	010 372 004
Sonic Medlab Holdings Australia Pty Ltd	074 307 289
Sonic Pathology (Queensland) Pty Limited	077 545 405
Sonic Pathology (Victoria) Pty Ltd	074 307 261
Northern Pathology Pty Ltd	064 739 591
Diagnostic Services Pty Ltd	009 503 100
Melbourne Pathology Pty Ltd	074 699 139
Sullivan Nicolaides Pty Ltd	078 202 196
Sonic Imaging Pty Ltd	094 953 349
IRG Co. Pty Ltd	094 813 466
Castlereagh Co. Pty Ltd	094 813 411
Queensland X-Ray Pty Ltd	094 502 208
Consultant Pathology Services Pty Ltd	009 581 159
Castlereagh Services Pty Ltd	081 236 857
Pacific Medical Imaging Pty Ltd	067 006 704
Paedu Pty Ltd	001 742 043
Sunton Pty Ltd	002 539 380
A.C.N. 094 980 944 Pty Ltd	094 980 944
L&A Services Pty Ltd	010 346 282
Sonic Healthcare Services Pty Limited	100 094 148
Sonic Healthcare International Pty Limited	115 326 031
SKG Radiology Pty Ltd	097 093 448
Subilabs Pty Ltd	008 811 185

The above companies represent a "Closed Group" for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Sonic Healthcare Limited, they also represent the "Extended Closed Group".

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	56,000 @ $9.56
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	383,970,875	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
		3,000,000	31.08.2009 @ $6.75
		140,000	26.11.2009 @ $7.50
		64,000	23.07.2009 @ $9.56
		10,000	23.07.2009 @ $9.51
		1,540,000	22.08.2010 @ $7.50
		40,000	24.05.2011 @ $12.69
		1,540,000	22.08.2011 @ $7.50
		1,075,000	15.09.2011 @ $13.10
		1,400,000	30.09.2011 @ $13.10
		300,000	30.09.2012 @ $13.10
		300,000	30.09.2013 @ $13.10
		1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
		200,000	13.06.2012 @ $13.00
		1,540,000	24.08.2012 @ $7.50
		1,000,000	03.08.2012 @ $14.16
		500,000	25.05.2013 @ $13.30
		110,000	31.05.2013 @ $13.65
		1,540,000	22.08.2013 @ $7.50
		2,625,000	22.11.2013 @ $12.98
		1,500,000	27.01.2014 @ $11.10

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if	N/A

	applicable)	
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 June 2009
Company Secretary

Print name: ...Paul Alexander..

== == == == ==

ME_78001411_2 (W2003)